UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 16, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-held company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO SHAREHOLDERS

ADVANCE PAYMENT OF INTEREST ON EQUITY

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), further to the Notices to Shareholders disclosed by the Company on March 25, 2025 and March 18, 2026, hereby informs its shareholders and the market in general that it will bring forward the payment date of Interest on Equity (IoE), previously scheduled to be paid by April 30, 2026, to April 22, 2026, in the aggregate amounts of R$ 490,000,000.00 (four hundred and ninety million Brazilian reais) and R$ 390,000,000.00 (three hundred and ninety million Brazilian reais), respectively.

Such payments, initially scheduled to be made until April 30, 2026, remain subject to the conditions originally disclosed, with March 31, 2025 and March 23, 2026, respectively, serving as the record dates for determining shareholders entitled to receive such distributions. Accordingly, shares acquired after these dates are ex-right to receive such distributions.

1 – INTEREST ON EQUITY PER SHARE:

	Resolution Date	Record Date	Gross amount per share	Total Amount
IOE	March 24, 2025	March 31, 2025	R$ 0.202495716	R$ 490,000,000.00
IOE	March 18, 2026	March 23, 2026	R$ 0.1632708888	R$ 390,000,000.00

There was no change in the gross value per share reported to the market in the deliberations.

2 – WITHHOLDING TAX:

2.1. 15% and 17.5%, respectively, of Income Tax will be withheld at the time of the credit of Interest on Equity, except for shareholders who have differentiated taxation or who are exempt from such taxation.

2.2. The shareholders mentioned above should prove such condition by March 31, 2025 and March 23, 2026, respectively, by means of an exemption letter, which must be sent first to the electronic address – bcsf.escrituracao@bradesco.com.br – and then the original copy must be sent to the address of Banco Bradesco S/A – Cidade de Deus, s/n, Vila Yara – Osasco/SP – CEP: 06029-900 – Yellow Building – Department of Shares and Custody – Asset Bookkeeping.

3 – FORMS OF PAYMENT (BOOK-ENTRY SHARES):

3.1. The interest on equity related to the shares held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid through B3 S.A. – Brasil, Bolsa, Balcão, which will transfer them to shareholders through custody agents;

3.2. Credit in a checking account indicated by the shareholder with Banco Bradesco S/A;

3.3. Payment of interest on equity by Banco Bradesco S/A Branches, in the case of shareholders who do not meet the conditions mentioned above; e

3.4. Additional information may be obtained at any branch of Banco Bradesco S/A or at the electronic address informed in item 2.2.

Rio de Janeiro, April 16, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 16, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer